UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILICA RESOURCES CORPORATION
 ________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
________________________________________________________________________________
(Title of Class of Securities)

82705B101
______________________________________
(CUSIP Number)

AGOSTO CORPORATION LIMITED
Catherine E. Christopher Building
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

Telephone No. 246.432.0401
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 27, 2008
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person: Agosto Corporation Limited
I.R.S. Identification Nos. of above person (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power: 6,273,500 (1) ☐
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 6,273,500 (1)
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 6,273,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 6.2% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)
This figure consists of: (i) 6,013,500 shares of common stock and (ii) 260,000 shares of common stock issuable upon exercise of 260,000 share purchase warrants, exercisable at $0.35 per share expiring on January 22, 2010.

(2)	Based on 100,800,000 shares of the Issuer’s common stock issued and outstanding as of May 27, 2008.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Silica Resources Corporation, a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 1110 Hamilton Street, Suite 306, Vancouver, British Columbia, Canada V6B 2S2.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Agosto Corporation Limited. (the “Reporting Person”).  By signing this statement, the duly authorized representative, on behalf of the Reporting Person, agrees that this statement is filed on its behalf.

Dr. Gordon Murphy (“Dr. Murphy”) is the sole officer, director and shareholder of the Reporting Person.

B.	Residence or Business Address:

The business address of the Reporting Person and Dr. Murphy is Catherine E. Christopher Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

C.	Present Principal Occupation and Employment:

The Reporting Person’s present principal business operations are as an investment/venture capital company.

Dr. Murphy’s present principal occupation is as a businessman.

D.	Criminal Proceedings:

During the past five years, neither the Reporting Person nor Dr. Murphy have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, neither the Reporting Person nor Dr. Murphy has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is incorporated under the laws of the British Virgin Islands.

Dr. Murphy is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 23, 2008, the Reporting Person purchased 260,000 units (each unit consisting of one common share and one share purchase warrant to purchase one additional share of the Issuer) at a price of $0.25 per unit (that is, at a total cost of $65,000) from the Reporting Person’s working capital.  Each warrant is exercisable to purchase one additional common share of the Issuer at an exercise price of $0.35 per share, expiring on January 22, 2010.

On May 27, 2008, the Reporting Person purchased 5,753,500 shares of the Issuer’s common stock from a third party in a private transaction at a total purchase price of $130,000 from the Reporting Person’s working capital.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the securities of the Issuer pursuant to the transactions described in Item 3 above as part of the Reporting Person’s overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person or Dr. Murphy may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither the Reporting Person or Dr. Murphy has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
For the purposes of this Statement, the Reporting Person is reporting herein that as of May 27, 2008, the Reporting Person is the beneficial owner of 6,273,500 shares of the Issuer’s common stock (including 260,000 shares issuable upon the exercise of share purchase warrants), which represents approximately 6.2% of the Issuer’s issued and outstanding common stock.

(b)	For the purposes of this Statement, the Reporting Person is reporting herein that as of May 27, 2008, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of 6,273,500 shares of the Issuer’s common stock (including 260,000 shares issuable upon the exercise of share purchase warrants), which represents approximately 6.2% of the Issuer’s issued and outstanding common stock.

(c)	As of May 27, 2008, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of May 27, 2008, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Neither the Reporting Person nor Dr. Murphy has any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGOSTO CORPORATION LIMITED

Date: May 27, 2008	By:	/s/Dr. Gordon Murphy
Dr. Gordon Murphy
Title: Director